FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           EVEREST SERIES FUNDS TRUST

                            Exact Name of Registrant



                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Omaha and the state of Nebraska on the 14th day of August, 2000.

                                   Signature EVEREST SERIES FUNDS TRUST
                                             --------------------------
                                                   (Name of Registrant)


                                   By: /S/ VINOD GUPTA
                                       --------------------------------
                                           Vinod Gupta
                                           (Name of director, trustee or officer
                                           signing on behalf of Registrant)


                                   PRESIDENT, CHAIRPERSON OF THE BOARD,
                                   TREASURER AND SECRETARY
                                   ------------------------------------
                                               (Title)



Attest:   /S/ TOM PFLUG
         ------------------
          Tom Pflug

       ASSISTANT SECRETARY
       --------------------
                  (Title)